OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

AMENDED
CERTIFICATE OF INCORPORATION

WHEREAS, *the Amended Certificate of Incorporation of*

DIGITAL CADDIES, INC.

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

IN TESTIMONY WHEREOF, *I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.*

Filed in the city of Oklahoma City this 7th day of September, 2011.

Secretary of State

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
DIGITAL CADDIES, INC.

On September 7, 2011, the Board of Directors of Digital Caddies, Inc., passed a resolution that the FOURTH provision of the Articles of Incorporation be amended by adding an additional provision thereto. The corporation is filing these Articles of Amendment to the Articles of Incorporation, pursuant to the Oklahoma General Corporation Act.

FIRST: The FOURTH provision is amended in its entirety to provide as follows, to wit:

FOURTH. CAPITAL STOCK: The amount of the total authorized capital stock of the Corporation is Two Hundred Fifty Million (250,000,000) shares, of which Two Hundred Twenty-Five Million (225,000,000) shares are common stock, $0.001 par value per share, and Twenty-Five Million (25,000,000) shares of Preferred Stock, of which Two Million Fifty-Five Thousand Five Hundred Fifty-Five (2,055,555) shares are as yet undesignated Preferred Stock, $0.001 par value per share, Two Million Seven Hundred Seventy-Seven Thousand Seven Hundred Seventy-Eight (2,777,778) Series A Convertible Preferred Shares, $0.001 par value per share , Two Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (2,666,667) Series B Convertible Preferred Shares, $0.001 par value per share and Seventeen Million Five Hundred Thousand (17,500,000) Series C Convertible Preferred Shares, $0.001 par value per share having the designation, preferences, limitations and relative rights of the shares of each class or series thereof as follows:

REVERSE STOCK SPLIT: that the Company's issued and outstanding capital shares of common and preferred stock are to be reverse split on a basis of Eighty-Five (85) to One (1), so that stockholders of the Company will own One (1) share of capital stock whether held as common or preferred for each Eighty-Five (85) shares of capital common or preferred stock now held by the stockholder. No fractional shares of capital stock will be issued as a result of the Reverse Stock Split, nor will stockholders who otherwise would be entitled to receive fractional shares receive cash for such fractional shares. Instead, any fractional shares shall be rounded up to the nearest

whole shares. Aggregate stock holdings reduced to less than One (1) share shall received One (1) of their respective stock.

A. Common Shares.

1. The rights of holders of Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the Corporation providing for the issuance of one or more series of the Preferred Shares.

2. The holders of the Common Shares shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

B. Preferred Shares.

The Corporation may divide and issue the Preferred Shares in series. Preferred Shares of each series when issued shall be designated to distinguish it from the shares of all other series. The Board of Directors is hereby expressly vested with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the laws of the State of Nevada in respect to the following:

1. The number of shares to constitute such series, and the distinctive designations thereof;

2. The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue,

3. Whether shares may be redeemed and, if so, the redemption price and fee terms and conditions of redemption;

4. The amount payable upon shares in event of involuntary liquidation;

5. The amount payable upon shares in event of voluntary liquidation;

6. Sinking fund or other provisions, if any, for the redemption or purchase of shares;

7. The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

8. Voting powers, if any; and

9. Any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

The Board of Directors is also vested with the authority to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series.

SECOND: This amendment is effective as of September 7, 2011 at 5:00 pm.

THIRD: This amendment to the Articles of Incorporation of the Corporation have been duly adopted in accordance with the provisions of the Oklahoma General Corporation Act.

FOURTH: A majority of the shareholders approved the Amendment.

IN WITNESS WHEREOF the undersigned, the sole director of the Corporation, has executed this Amendment to the Articles of Incorporation this 7th day of September, 2011.

DIGITAL CADDIES, INC.
an Oklahoma Corporation

James B. Frack, as Chairman, President, CEO, CFO
Secretary/Treasurer and Sole Director